ACTUARIAL OPINION AND CONSENT


This opinion is furnished in connection with Post-Effective Amendment No. 2 to the registration of the individual modified single premium variable universal life policy of the Cova Variable Life Account One, file numbers 333-17963 and 811-07971.

I am familiar with the terms of the Registration Statement and the accompanying exhibits. The prospectus included in the Registration Statement describes the policy issued by Cova. In my professional opinion:

1. The charges on the policy are reasonable in relation to industry norms and in relation to the expenses expected to be incurred by Cova in connection with this policy. There are policy charges for administration, Federal taxes, premium taxes, cost of insurance, and mortality and expense risk. The Surrender Charge is the only sales load charge in the policy. This charge is a declining scale over the first 9 policy years, starting at a maximum of 7.5% of premium.

2. The illustrations of accumulated premium, death benefits, account values, and cash surrender values that appear in the prospectus are consistent with the provisions of the policy, and are based on the assumptions stated in the accompanying text.

3. The illustrations show values on both a current basis and a guaranteed basis. The only charge that is on a current and guaranteed basis is the cost of insurance charge, all other charges are identical on a current and guaranteed basis. The current illustration uses the current cost of insurance charges that are currently assessed by the company. The guaranteed illustration uses the maximum cost of insurance charges that could be assessed at any future date during the lifetime of a policy.

4. The specific ages, sex, rate class, and the premium amounts used in these illustrations are representative of the typical purchasers that Cova expects will purchase the product. These characteristics have not been selected so as to make the relationship between premiums and benefits look more favorable in these specific instances than it would for prospective purchasers with different characteristics.

I hereby consent to the use of this opinion as an Exhibit to the registration.


                                            /s/J. ROBERT HOPSON
                                           --------------------------------
                                              J. Robert Hopson, FSA, MAAA
                                           Senior Vice President & Chief Actuary